SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

CREE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.00125 Per Share

(Title of Class of Securities)

225447

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Adam H. Broome

General Counsel and Secretary

Cree, Inc.

4600 Silicon Drive

Durham, North Carolina 27703

(919) 313-5300

(Name, address, and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copies to: Gerald F. Roach Amy Meyers Batten Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. 2500 First Union Capitol Center Raleigh, North Carolina 27601 (919) 821-1220

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
$43,852,341.12*	$3,547.65**

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 3,482,128 shares of common stock of Cree, Inc. having an aggregate value of $43,852,341.12 as of March 17, 2003 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of the transaction.
**	Previously paid.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Cree, Inc., a North Carolina corporation (the “Company”) on March 17, 2003 (the “Schedule TO”), as amended and supplemented by Amendment No. 1 filed on March 31, 2003, relating to an offer by the Company (the “Offer”) to exchange certain outstanding options upon the terms and subject to the conditions set forth in (i) the Offer to Exchange, dated March 17, 2003 (the “Offer to Exchange”), (ii) the related letter from Charles M. Swoboda dated March 17, 2003, (iii) the Election Form and (iv) the Withdrawal Form, which were previously filed as Exhibit (a)(1) through (a)(4), respectively, to the Schedule TO.

This Amendment No. 2 is the final amendment to the Schedule TO. Except as amended hereby and by Amendment No. 1 to the Schedule TO filed on March 31, 2003, all of the terms of the Offer and all disclosure set forth in the Schedule TO and the Offer to Exchange remain unchanged.

ITEM 4.    TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby further amended and supplemented to add the following:

The Offer expired on April 11, 2003 at 12:00 midnight Eastern Time (9:00 p.m. Pacific Time). Pursuant to the Offer, the Company has accepted for exchange options to purchase an aggregate of 1,663,600 shares of its common stock, representing approximately 48% of the options that were eligible to be tendered in the Offer. Subject to and in accordance with the terms and conditions of the Offer, the Company will grant new options to purchase an aggregate of approximately 562,850 shares of its common stock under its Equity Compensation Plan in exchange for such tendered options.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: April 14, 2003	CREE, INC.

	By:	/s/ CHARLES M. SWOBODA
Charles M. Swoboda President and Chief Executive Officer